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                             July 27, 2022

       Elizabeth Gulacsy
       Chief Financial Officer
       SeaWorld Entertainment, Inc.
       6240 Sea Harbor Drive
       Orlando, FL 32821

                                                        Re: SeaWorld
Entertainment, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 28,
2022
                                                            File No. 001-35883

       Dear Ms. Gulacsy:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 9A. Controls and Procedures
       Management's Report on Internal Control over Financial Reporting, page
56

   1. We note that you have identified a material weakness in your control environment. Please revise your disclosure
to provide further insight into the nature of the material weakness, including the specific
Board oversight that was deficient and its impact on your financial reporting and ICFR.
Refer to Section II.B.3 of SEC Release No. 33-8810.
 Elizabeth Gulacsy
SeaWorld Entertainment, Inc.
July 27, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tony Watson at (202) 551-3318 or Joel Parker at (202) 551-3651 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameElizabeth Gulacsy                       Sincerely,
Comapany NameSeaWorld Entertainment, Inc.
                                                          Division of
Corporation Finance
July 27, 2022 Page 2                                      Office of Trade &
Services
FirstName LastName